FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February 2009

10 February 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky  Broadcasting  Group plc announcing 'Board Changes' released on 10 February 2009

Board Changes

British Sky Broadcasting Group plc ("BSkyB" or "the Company") announces that Chase Carey has resigned as a non-executive director of the Company with immediate effect.  The Company also announces that Tom Mockridge has been appointed a non-executive director of the Company.  Mr Mockridge is currently the Chief Executive Officer of Sky Italia and Chief Executive, European Television of News Corporation where he oversees News Corporation’s television operations in Europe, outside the UK.

Jeremy Darroch, BSkyB's Chief Executive, said:

"We would like to thank Chase for his outstanding contribution to the Board over the last six years. We welcome Tom to the Board and look forward to benefiting from his wide experience of pay TV around the world."

Enquiries:

Analysts/Investors
Robert Kingston      020 7705 3726
Francesca Pierce   020 7705 3337

Media
Robert Fraser         020 7705 3036
Bella Vuillermoz      020 7800 2651

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 10 February 2009                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary